CUSIP No. 88770Q105	Page 1 of 16 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tintri, Inc.
(Name of Issuer)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

88770Q105
(CUSIP Number)

Blair Flicker
General Counsel
Insight Venture Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
212-230-9200

With a copy to:
Gordon R. Caplan
Matthew J. Guercio
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88770Q105	Page 2 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,309,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,309,127
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,127
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 88770Q105	Page 3 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates VIII, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,721,218
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,721,218
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,218
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 88770Q105	Page 4 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Holdings Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,335,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,335,075
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,335,075
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 88770Q105	Page 5 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Trinity, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,613,857
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,613,857
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 88770Q105	Page 6 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Trinity GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,613,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,613,857
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 88770Q105	Page 7 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,613,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,613,857
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 88770Q105	Page 8 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners (Cayman) VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 597,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 597,304
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,304
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 88770Q105	Page 9 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners (Delaware) VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 732,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 732,380
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,380
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 88770Q105	Page 10 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners VIII (Co-Investors), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,407
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,407
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 88770Q105	Page 11 of 16 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,721,218
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,721,218
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,218
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 88770Q105	Page 12 of 16 Pages

Explanatory Note
This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D originally filed by Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership, Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company, Insight Holdings Group, LLC, a Delaware limited liability company, Star Trinity, LP, a Delaware limited partnership (“Star Trinity”), Star Trinity GP, LLC, a Delaware limited liability company, Insight Venture Management, L.L.C., a Delaware limited liability company, Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership, Insight Venture Partners (Delaware) VIII, L.P., a Delaware limited partnership, Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership and Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (collectively with the foregoing entities in this paragraph, the “Reporting Persons”) on July 10, 2017 (as amended, the “Schedule 13D”).  The Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.
Items 5(a) and (b) are hereby amended and restated as follows:
(a) The Reporting Persons may be deemed to have shared dispositive and voting power with respect to 5,335,075 Shares, representing approximately 17.0% of the Shares issued and outstanding.  Each share of Common Stock is entitled to one vote. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person.
The percentages of beneficial ownership in this Schedule 13D are based on 31,324,097 Shares outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on December 14, 2017.
(b) Except as described in this Amendment, during the last sixty (60) days there were no transactions in the Shares effected by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and restated as follows:
Note Purchase Agreement
The Reporting Persons are parties to a Note Purchase Agreement, dated as of May 4, 2017, as amended by Amendment No. 1 to the Note Purchase Agreement, dated as of July 6, 2017 (as amended, the “Note Purchase Agreement”), with the Issuer and certain other investors of the Issuer.
Pursuant to the Note Purchase Agreement, the Reporting Persons agreed to purchase from the Issuer, at the Issuer’s election, one or more notes having an aggregate maximum principal amount of $6,325,000 which, under certain circumstances, would have been convertible, at the option of the Issuer, into shares of Common Stock.  On February 27, 2018, the Reporting Persons (other than Star Trinity) funded $4,394,196.92, and on March 5, 2018, Star Trinity funded $1,930,803.08, in each case under the Note Purchase Agreement and were issued notes of the Issuer (the “Notes”).

CUSIP No. 88770Q105	Page 13 of 16 Pages

The Notes have an interest rate of 8.0% per annum and will mature 540 days from the date of issuance, with accrued interest payable at maturity. Pursuant to the terms of the Note Purchase Agreement, as the maturity date of such Notes will occur prior to the date at which the Issuer would have been permitted to convert such amounts into Common Stock, such Notes will not be convertible by the Issuer into Common Stock.
Investor Rights Agreement
 The Reporting Persons and certain other holders of the Issuer’s securities are party to that certain Amended and Restated Investors’ Rights Agreement dated July 24, 2015 (the “Rights Agreement”). The Rights Agreement provides the Reporting Persons and certain other holders with requested registration rights, piggyback registration rights and Form S-3 registration rights.  In any registration made pursuant to the Rights Agreement, all fees, costs and expenses of underwritten registrations, including the reasonable fees of one special counsel for the selling holders selected by them (not to exceed $30,000), will be borne by the Issuer, and underwriting discounts, selling commissions and stock transfer taxes will be borne by the holders of the shares being registered.  The foregoing rights terminate on the fifth anniversary of the completion of the Issuer’s initial public offering.
The foregoing descriptions of the Note Purchase Agreement and the Rights Agreement are only summaries and are, in each case, qualified in their entirety by the Note Purchase Agreement and Lock-Up Agreement filed herewith, each of which are incorporated herein by reference.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments thereto.
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
A.	Note Purchase Agreement (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to the Issuer’s Form S-1 filed June 29, 2017 (File No. 333-218429).
B.

Amended and Restated Investors’ Rights Agreement dated as of July 24, 2015 by and among Tintri, Inc. and certain stockholders (incorporated by reference to Exhibit 4.1 of the Issuer’s Form S-1 filed June 1, 2017 (File No. 333-218429)).

Exhibit 99.1	Joint Filing Agreement, dated July 10, 2017, by and among the Reporting Persons (previously filed).

CUSIP No. 88770Q105	Page 14 of 16 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 5, 2018

INSIGHT VENTURE PARTNERS VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

CUSIP No. 88770Q105	Page 15 of 16 Pages

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By: Insight Venture Associates VIII, L.P., its general partner

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

STAR TRINITY, LP

By: Star Trinity GP, LLC, its general partner

By:	/s/ Eric Goldstein
Name: Eric Goldstein
Title: Authorized Officer

CUSIP No. 88770Q105	Page 16 of 16 Pages

STAR TRINITY GP, LLC

By:	/s/ Eric Goldstein
Name: Eric Goldstein
Title: Authorized Officer

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE MANAGEMENT, L.L.C.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory